

May 13, 2014

Via E-mail
Eric J. Woodward
Chief Accounting Officer
SkyWest, Inc.
444 South River Road
St. George, Utah 84790

> **Re: SkyWest, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-14719**

Dear Mr. Woodward:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 58

1. Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Notes to Consolidated Financial Statements

Note (1) Nature of Operations and Summary of Significant Accounting Policies, page 68

2. We note from the disclosures provided in MD&A and in Note 1 to the financial statements that you have not provided any disclosure as to how any recently issued accounting pronouncements may impact its financial statements in future periods. In future filings, please revise MD&A and the notes to the financial statements to discuss

how any recently issued accounting standards or pronouncements may impact your financial statements. Refer to the guidance outlined in SAB Topic 11M.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief